J.P. Galda & Co.

Attorneys-at-Law

40 East Montgomery Avenue, LTW 220

Ardmore, Pennsylvania 19003

Telephone (215) 815-1534

January 28, 2022

Via Edgar

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Revelation Biosciences, Inc.

Ladies and Gentlemen:

Today Revelation Biosciences, Inc. is filing a selling securityholder Registration Statement pursuant to registration rights granted to the purchaser in a recently completed PIPE transaction. The Company has recently completed a de-SPAC transaction in which the disclosure regarding the Company received a full review. The only changes to the disclosure relate to the change in form, the PIPE transaction description, and to reflect the impact of the de-SPAC transaction. As a result, we would like to become effective prior to the financial statements becoming stale in mid-February.

Correspondence should be directed to:

Chester S. Zygmont, III (principal issuer contact)

Chief Financial Officer

4660 La Jolla Village Drive, Suite 100

San Diego, California 92122

Mobile Phone: 650-272-7018

Email: czygmont@revbiosciences.com

Joseph P. Galda, Esq. (counsel to the issuer)

J.P. Galda & Co.

40 East Montgomery Avenue, LTW 220

Ardmore, Pennsylvania 19003

Mobile Phone: 215-815-1534

Email: jpgalda@jpgaldaco.com

Please contact the undersigned with any questions or comments.

Very truly yours,

J.P. Galda & Co.
By: /s/ Joseph P. Galda